Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-180526

April 1, 2014

Crown Castle International Corp.

4.875% Senior Notes due 2022

April 1, 2014

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated April 1, 2014, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated April 3, 2012 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	4.875% Senior Notes due 2022

Distribution:	SEC registered

Aggregate Principal Amount:	$850,000,000

Gross Proceeds:	$845,750,000

Net Proceeds (before expenses):	$839,375,000

Maturity:	April 15, 2022

Coupon:	4.875%

Offering Price:	99.50% of principal amount

Yield to Maturity:	4.951%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2014

Record Dates:	April 1 and October 1

Equity Clawback:	Up to 35% at 104.875% prior to April 15, 2017

Optional Redemption:	At any time in whole or in part at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to but excluding the redemption date:

• 100% of the aggregate principal amount of the notes to be redeemed or

• the sum of the present values of the Remaining Scheduled Payments.

Change of Control:	Putable at 101% of principal plus accrued interest

Trade Date:	April 1, 2014

Settlement Date:	(T+10); April 15, 2014

We expect to deliver the notes against payment for the notes on the tenth business day following the pricing of the notes (“T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be delivered only through the facilities of The Depository Trust Company for the accounts of its participants, which may include Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York.

Use of Proceeds:	We expect to receive net proceeds of approximately $837 million from the sale of the notes to the underwriters, after deducting underwriting discounts and commissions and other offering expenses payable by us. We expect to use a portion of the net proceeds of this offering to purchase or redeem all of the outstanding 7.125% Notes and to pay fees and expenses related to the foregoing. We intend to use the remaining net proceeds for general corporate purposes, which may include the repayment or repurchase of certain other outstanding indebtedness.

Capitalization:	As of December 31, 2013, on an as adjusted basis after giving effect to this offering and the use of proceeds therefrom:

• Our cash and cash equivalents would have been $525,769,000;

• Our total long-term debt would have been $11,838,332,000; and

• Our total capitalization would have been $18,840,722,000.

As of December 31, 2013, after giving effect to this offering and the use of proceeds therefrom, our consolidated indebtedness would have been approximately $11.95 billion.

CUSIP:	228227BE3

ISIN:	US228227BE31

Denominations/Multiple:	2,000 x 1,000

Joint book-running managers:	Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
TD Securities (USA) LLC
RBC Capital Markets, LLC
RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
Citigroup Global Markets Inc.

Co-managers:	BBVA Securities, Inc.
Wells Fargo Securities, LLC
SMBC Nikko Securities America, Inc.
PNC Capital Markets LLC

Capitalized terms used but not defined in this term sheet have the meanings assigned to such terms in the Company’s Preliminary Prospectus Supplement dated April 1, 2014.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. (toll-free) at (888) 603-5847.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.